Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101

TEL (626) 585-5920 - FAX (626) 585-5929

September 9, 2019

To the Shareholders of

CNL Healthcare Properties II, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 250,000 Shares of Class A common stock (the "Shares"), in CNL Healthcare Properties II, Inc. (the "Corporation"), for cash in the amount of $6.50 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated September 9, 2019, and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•Our offer represents the only third-party offer for your Shares of which we are aware. Also, unlike typical secondary market sales, there are no commissions charged.

•The Corporation has suspended its Share Redemption Plan.

•There is no public market for the Shares, no public market is expected to develop, and there is no requirement that the Corporation ever create a liquidity event. The Corporation recently proposed a plan to liquidate the assets of the Corporation, distribution net proceeds and dissolve, but the liquidation process may take up to two years.

•Our offer provides the opportunity to GET CASH IN 2019 for your Shares. There are no assurances regarding the approval of the plan of dissolution, the timing, or the value of the total consideration to be received.

By selling your Shares, you receive a guaranteed price for your Shares promptly after the Offer expires. The Corporation estimates that its net proceeds from a liquidation would range between approximately $8.80 and $9.83 per Share, but there are no assurances regarding the amount that would be realized upon a liquidation of assets or another liquidity event, and no assurances can be given regarding the amount that a Shareholder will ultimately receive.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on October 25, 2019.

Very truly yours,

Everest REIT Investors I, LLC